Exhibit 2.2

DATED 6 DECEMBER 2019

SUMMIT THERAPEUTICS PLC

and

MAKY ZANGANEH & ASSOCIATES, INC.

CONSULTANT WARRANT AGREEMENT

CONSULTANT WARRANT AGREEMENT

DATE 6 DECEMBER 2019

PARTIES

(1)

SUMMIT THERAPEUTICS PLC, a company incorporated in England with company number 05197494 the registered office of which is 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, United Kingdom OX14 4SB (the “Company”); and

(2)	MAKY ZANGANEH & ASSOCIATES, INC. of 2882 Sand Hill Rd., Menlo Park, California 94025, United States of America (the “Consultant”).

RECITALS

(A)	The Company wishes to grant to the Consultant a Warrant to acquire shares in the Company.

(B)	The Consultant is a consultant to the Company, and the Warrant is being granted for commercial reasons.

(C)	The board of directors of the Company has approved the grant of a Warrant to the Consultant on the terms set out in this Agreement.

IT IS AGREED AS FOLLOWS:

1. DEFINITIONS

1.1	In this Agreement the words and expressions set out below will have the meanings specified against them unless the context otherwise requires:

“Act” means the U.S. Securities Act of 1933, as amended;

“Agreement” means this agreement made between the Company and the Consultant on the date first above written;

“Board” means the board of directors of the Company from time to time or a duly authorised committee of that board;

“Business Day” means a day other than a Saturday, Sunday or public holiday in England when banks in London are open for business;

“Consultation Period” means the period commencing on the Effective Date and terminating on the third anniversary of the Effective Date;

“Consulting Agreement” means the consulting agreement between the Company and the Consultant dated 6 December 2019;

“Control” shall mean another company (“C”) being able to control that the affairs of the Company shall be conducted in accordance with C’s wishes, by means of its shareholding or voting power or as a result of any powers conferred by the articles of association or other document regulating the Company;

“Date of Grant” means the date on which the Warrant is granted, being the Effective Date;

“Director” means a member of the Board;

“Effective Date” means the date of Admission (as such term is defined in the Company’s circular to shareholders dated on or around the date of this Agreement in connection with a proposed equity investment in the Company by Robert Duggan);

“Exercise Price” means the price at which a Share may be acquired on the exercise of a Warrant being £0.221 per Share, subject to any adjustment in accordance with clause 9;

“Group” means the Company and any subsidiary of the Company and reference to “Group Member” will be interpreted accordingly;

“Sale” means:

(a)

a change of Control of the Company arising as a result of any person (whether alone or together with any person or persons, but excluding existing shareholder Robert Duggan whether alone or together with any other persons) becoming the beneficial owner of a majority of the issued ordinary shares in the capital of the Company;

(b)	the disposal by the Company or a Group Member of all, or a substantial part of, the business and assets of the Group to a person other than a Group Member; or

(c)	any other substantially similar event that the Board may, in its absolute discretion, determine to be treated as a Sale,

but excluding a Reorganisation as defined in clause 4.7;

“Shares” means ordinary shares (of whatever class) in the capital of the Company which are fully paid-up and non-redeemable or, as the context may require, shares for the time being representing those shares whether because of any Variation of Share Capital or otherwise;

“Variation of Share Capital” means any capitalisation, rights issue, consolidation, sub-division, demerger, reduction of share capital by the Company and/or any other event resulting in a variation in the share capital of the Company which, in any case, in the opinion of the Board justifies a variation in the number of Shares subject to the Warrant and/or the Exercise Price payable under the Warrant in order to be consistent with, and is necessary to realise, the intent of this Agreement;

“Vest” means in relation to all or part of the Warrant, as appropriate, the Vesting Conditions becoming satisfied (as confirmed by the Board) and “Vesting” and “Vested” will be interpreted accordingly;

“Vesting Conditions” means in relation to all or part of the Warrant, as appropriate, conditions applying to the Consultant’s ability to exercise the Warrant (including where appropriate, for the avoidance of doubt, the passage of time) as set out in clause 3;

“Warrant” means a right to acquire Shares granted pursuant to clause 2 and on the terms of this Agreement;

“Warrant Shares” means the Shares subject to the Warrant or acquired pursuant to exercise of the Warrant; and

“Warrant Tax Liability” means in relation to the Warrant, any liability of the Consultant or any of its employees, agents or affiliates, or any liability of any Group Member or other person for any amount of taxes, duties, and social security contributions (including interest and penalties) with regard to the grant, vesting, exercise, surrender or release or otherwise in respect of a Warrant or the acquisition, holding, vesting or disposal of any Warrant Share, in each case imposed (i) by the United States or any subdivision thereof or (ii) to the extent such amount becomes due other than by reason of an action taken by the Consultant pursuant to the Consulting Agreement that was previously requested or approved by the Company, any other taxing jurisdiction.

1.2

In this Agreement, unless the context otherwise requires, words in the singular number will include the plural number and vice versa and a reference to one gender will include a reference to the other gender.

1.3

Any reference to a statutory provision will be deemed to include that provision as it may from time to time be consolidated, amended or re-enacted, and will include a reference to any subordinate legislation or regulation created thereunder.

1.4	Where the Board may exercise discretion pursuant to this Agreement, the Board will be under no obligation to exercise such discretion in favour of the Consultant.

1.5	The Company and Consultant are each a “Party” hereunder and collectively “the Parties.”

2. THE WARRANT

2.1

Upon the terms of this Agreement, the Company grants to the Consultant, on the Effective Date, a Warrant to acquire a maximum of 16,793,660 Shares (subject to any adjustment pursuant to clause 9) at the Exercise Price. No amount is payable by the Consultant for the grant of the Warrant.

2.2	By executing this Agreement, the Consultant agrees to the terms of the Warrant as set out in this Agreement.

2.3

The Warrant shall be personal to the Consultant and shall not be assignable and any purported assignment, transfer, charge, disposal or dealing with the rights and interests of the Consultant under this Agreement shall be invalid and of no effect, unless the agreement of the Board has been obtained in advance.

2.4

The Consultant understands that the Warrant and the Warrant Shares are “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold in the United States without registration under the Act only in certain limited circumstances.

2.5

The Consultant agrees not to deposit any Warrant Shares under the Amended and Restated Deposit Agreement, dated as of March 4, 2015, among the Company, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, or otherwise convert or exchange the Warrant Shares into the Company’s American Depositary Shares; unless and until such time as the Company shall list its shares of capital stock (including in the form of American Depositary Shares) solely on the Nasdaq Stock Market and/or other U.S. stock exchange.

2.6	The Consultant represents and warrants to the Company as follows:

(a)

the Consultant is acquiring the Warrant, and (if and when it exercises the Warrant) it will acquire the Warrant Shares, for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and the Consultant has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof;

(b)

the Consultant (i) is, and (if and when it exercises the Warrant) will be, an “accredited investor” as defined in Rule 501(a) under the Act and has executed and delivered to the Company a questionnaire in substantially the form attached hereto as Exhibit A (the “Investor Questionnaire”), which the Consultant represents and warrants is true, correct and complete, and (ii) is a sophisticated investor with sufficient knowledge and experience in investing to properly evaluate the risks and merits of acquiring the Warrant and (if and when it exercises the Warrant) acquiring the Warrant Shares;

(c)

the Consultant has determined based on its own independent review and inquiry concerning the Company and its business and personnel as it deems appropriate and such professional advice as it deems appropriate that its acquisition of the Warrant and (if and when it exercises the Warrant) its acquisition of the Warrant Shares (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to the Consultant, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under any law, rule, regulation, agreement or other obligation by which the Consultant is bound and (v) are a fit, proper and suitable investment for the Consultant, notwithstanding the substantial risks inherent in investing in or holding the Warrant and the Warrant Shares;

(d)	the Consultant did not learn of the investment in the Warrants or the Warrant Shares as a result of any general solicitation or general advertising;

(e)	the Consultant has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Act;

(f)

the Consultant is not an “affiliate” (as defined in Rule 405 under the Act) of the Company, and the Consultant understands and is aware that Rule 904 of Regulation S under the Act regarding “Offshore Resales” is not applicable to such “affiliates” of the Company; and

(g)	the Consultant is, with respect to the Company, an “independent contractor” as defined under U.S. Treasury Regulation Section 1.409A-1(f)(2).

3. VESTING

3.1

Subject to clause 3.2, the Warrant shall Vest in equal quarterly instalments (1/12th of the number of Shares subject to the Warrant (as specified in clause 2.1) every three months, rounded down to the nearest whole number) after the Effective Date, such that the Warrant will be fully Vested on the third anniversary of the Effective Date.

3.2

If the Consultant terminates the Consulting Agreement before the end of the Consultation Period, the Warrant will cease Vesting on the date of the termination and any unvested portion of the Warrant will lapse immediately (without any payment to the Consultant for the lapsed portion).

4. EXERCISE OF WARRANTS

4.1

Subject to clauses 4.2 and 4.4, the Warrant may only be exercised to the extent Vested at the time of exercise (or to such further extent as the Board may, in its absolute discretion, determine) and only to the extent that the Warrant has not lapsed.

4.2	The Warrant may not be exercised at a time when its exercise is prohibited by, or would be a breach of, any law or regulation with the force of law.

4.3

The Warrant may be exercised in whole or in part. Where the Warrant is exercised in part, it shall not lapse as to the balance of the Warrant (and the balance of the Warrant will be retained by the Consultant, and may be exercised in the future, subject to and in accordance with this Agreement).

4.4

Subject to clauses 4.5, 4.6 and 4.7, in the event of a Sale, the Warrant will Vest in full and may be exercised (in whole or part) for such period of time following the Sale as determined by the Board and it will lapse to the extent unexercised at the end of that period.

4.5

If the Board becomes aware that a Sale may occur, the Board will notify the Consultant and allow the Consultant to exercise the Warrant in full (whether or not Vested) prior to the Sale. Any exercise of the Warrant pursuant to this clause 4.5 will take effect immediately before the Sale and if the Sale does not arise, any purported exercise of the Warrant pursuant to this clause 4.5 will be null and void. Where the Board has notified the Consultant of a Sale pursuant to this clause 4.5, the Warrant will lapse on the occurrence of the Sale to the extent not exercised.

4.6

To the extent that the Warrant becomes exercisable in connection with a Sale (by reason of an acceleration of Vesting in accordance with clause 4.4 or 4.5), it will be a condition of being permitted to exercise the previously unvested portion of the Warrant that (unless the Board determines otherwise) the Consultant agrees to:

(a)

accept the terms of the Sale (provided that these are consistent with the terms on which other Shares are being sold in the Sale) and sell the Shares acquired from the exercise of the Warrant pursuant to the Sale (provided that all Shares not already owned by the buyer are being sold) ; and

(b)

execute a power of attorney (on such terms as the Board reasonably determines) appointing any one or more of the Directors (or such other person or persons as the Board determines) as the Consultant’s attorney to take all such actions as are necessary to effect the sale of the Shares acquired from the exercise of the Warrant pursuant to the Sale.

4.7

If there is a reorganisation of the Company whereby the Company will become a subsidiary (whether direct or indirect) of a holding company (“Holdco”) where the Holdco has substantially the same shareholders (with substantially the same proportionate shareholdings) as the Company immediately before the reorganisation (a “Reorganisation”), and the Board decides (before the relevant event) that the Warrant will be exchanged automatically in consideration of the grant of a new Warrant which, in the opinion of the Board, is equivalent to the Warrant, but relates to shares in the Holdco, the Warrant will not (unless the Board determines otherwise) become exercisable pursuant to this clause 4 and will be exchanged automatically in accordance with such Board determination.

5. PROCEDURE FOR THE EXERCISE OF A WARRANT

5.1

The Warrant will be exercised by the Consultant giving written notice to the Company (in the form prescribed by the Board from time to time). The notice must be accompanied by payment (in cleared funds) of an amount equal to:

(a)	the total Exercise Price payable in respect of the number of Shares to be acquired on exercise of the Warrant; and

(b)	an amount representing the Warrant Tax Liability (if any is required under applicable law to be paid to or withheld by any Group Member in connection with such exercise) pursuant to clause 6,

unless the Board has agreed to an alternative arrangement with the Consultant.

5.2

Subject to clauses 5.3 and 6, on receipt of an exercise notice and payment in accordance with clause 5.1, the Board will, as soon as reasonably practicable, arrange for the issue and allotment to the Consultant of the number of Shares in respect of which the Warrant has been exercised. Alternatively, the Board may procure the transfer to the Consultant of the number of Shares in respect of which the Warrant has been exercised.

5.3

All Shares allotted on the exercise of a Warrant will rank equally in all respects (including as to voting and dividends) with the shares of the same class for the time being in issue except as regards any rights attaching to such shares by reference to a record date prior to the date of the allotment. Where existing Shares are transferred to the Consultant, the transferee will not acquire any rights attaching to such Shares by reference to a record date prior to the date of the transfer. Where the Shares are listed or traded on any stock exchange, the Company shall apply to the appropriate body for any newly issued Shares to be listed or admitted to trading on that exchange.

5.4

On receipt of an exercise notice served in accordance with clause 5.1, the Board may decide, if there are legal restrictions affecting or limiting the ability of the Company to deliver Shares to the Consultant (for example, due to onerous securities laws requirements in a country to which the Consultant may have relocated), to settle the exercise by means of a cash payment equivalent to the market value of the Shares, less the aggregate Exercise Price, instead of by the issue or transfer of Shares.

5.5	The exercise of a Warrant will be subject to any laws or regulations applying to the Company or the Consultant upon issue or transfer of the Shares.

6. WARRANT TAX LIABILITY

6.1

If any Warrant Tax Liability arises as a result of the grant, vesting, exercise, surrender or release or otherwise in respect of a Warrant, or the holding and/or disposal of any Shares acquired on the exercise, surrender or release of a Warrant, the Warrant Tax Liability will be the responsibility of the Consultant.

7. LAPSE OF WARRANTS

The Warrant will automatically lapse on the earliest to occur of the following:

(a)	in accordance with clause 3.2 (to the extent unvested);

(b)	the expiry of any period specified pursuant to clause 4.4 or 4.5 in the context of a Sale;

(c)	on the fifth anniversary of the end of the Consultation Period or, if earlier, the fifth anniversary of the termination of the Consulting Agreement;

(d)	in relation to a liquidation of the Consultant or the Company as set out in clause 8; and

(e)	on the tenth anniversary of the Date of Grant.

8. LIQUIDATIONS

8.1

If notice is duly given of a general meeting at which a resolution will be proposed for the voluntary liquidation of the Company, the Board will determine prior to that general meeting (in its absolute discretion) whether and to what extent the unvested portion of the Warrant may be exercised conditional upon such resolution being passed, and will notify the Consultant of its determination. If such resolution is duly passed, the previously unvested portion of the Warrant will, to the extent it has not been so exercised, immediately lapse.

8.2 The Warrant will lapse in full on the compulsory liquidation of the Company or the Consultant.

9. ADJUSTMENT FOR VARIATION OF SHARE CAPITAL

9.1

On the occurrence of a Variation of Share Capital, the Board may make such adjustment as it considers appropriate to the number of Shares in respect of which the Warrant may be exercised and the Exercise Price per Share payable on the exercise of the Warrant, according to the following formula:

The adjusted number of Shares shall be: A / C, rounded to the nearest whole number

The adjusted Exercise Price per Share shall be: B / D

Where:

A	is the market value of a Share immediately prior to the Variation of Share Capital, multiplied by the number of Shares over which the Warrant is outstanding;

B	is the aggregate Exercise Price payable in respect of the number of Shares over which the Warrant is outstanding;

C	is the market value of a Share immediately after the Variation of Share Capital; and

D	is the adjusted number of Shares.

The Board shall determine the adjustments to the outstanding Warrants and notify the Consultant accordingly. Where the Warrant has been exercised prior to the Variation of Share Capital but the Shares have not been allotted or transferred pursuant to such exercise, the number of Shares that may be so allotted or transferred and the price at which they may be acquired shall be adjusted accordingly.

9.2

No adjustment under clause 9.1 will result in there being a material increase made to the aggregate Exercise Price in respect of the Warrant if the Warrant were to be exercised in full to the extent outstanding.

9.3

In making an adjustment under clause 9.1, the Board may reduce the Exercise Price per Share payable on the exercise of the Warrant to below the nominal value of a Share. Such reduction may only be made to the extent that the Board is authorised to capitalise from the Company’s reserves a sum equal to the amount by which the total nominal value of the Shares which are to be allotted exceeds the total adjusted Exercise Price for such Warrant (the “Excess”). If such an adjustment is made, then, on the subsequent exercise of the Warrant in respect of which such a reduction has been made, the Board will capitalise an amount equal to the Excess and apply the sum in paying up the amount due to allot the Shares.

9.4	As soon as reasonably practicable after making any adjustment under clause 9.1 above, the Board will give notice in writing of the adjustment to the Consultant.

10. NOTICES

10.1

Any notice given to the Consultant will be properly given if sent to or delivered to the Consultant at its registered office address (as set out in the Parties details of this Agreement or as subsequently advised in writing by the Consultant). Notices sent electronically to the Consultant will not be effective unless the Consultant has given its prior written consent to the appropriate email address to be used under this Agreement.

10.2

Any notice given to the Company will be properly given if sent to or delivered to the Company at its registered office address (as set out in the Parties details of this Agreement or as subsequently advised in writing by the Company). Notices sent electronically to the Company will not be effective unless the Company has given its prior written consent to the appropriate email address to be used under this Agreement.

10.3	Any notice or certificate sent by post will be deemed delivered on the second day following the date of posting and any notice sent electronically will be deemed delivered on the date of despatch.

11. GENERAL

11.1	This Agreement will be administered by the Board.

11.2

The decision of the Board in any dispute or question relating to this Agreement or the Warrant will be final and conclusive as to the Company. The Parties agree to try to resolve any dispute or question in good faith. If such, resolution is not obtained within twenty (20) business days, either Party may commence legal proceedings with respect to the subject matter of the dispute and with respect to any other claims it may have.

11.3	The Company will at all times ensure that there are sufficient Shares available for issue or to be transferred in satisfaction of the exercise of the Warrant.

11.4

Any expenses of the Company in connection with the issue and allotment or transfer of Shares into the name of the Consultant (including, for this purpose, any stamp duty payable by the Consultant) will be borne by the Company.

11.5	Any rights conferred on the Consultant pursuant to this Agreement do not give rise to any employment relationship with the Company and/or with any Group Member.

11.6	No Warrant will in any respect whatsoever affect the Consultant’s rights and obligations pursuant to the Consulting Agreement.

11.7

Except as expressly provided in this Agreement, no term of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a third party (being any person other than a Group Member, any former Group Member, the trustee of any employee trust established by the Company, the Consultant and any person or trustee to whom the Warrant may have been transferred in accordance with clause 2.3).

12. GOVERNING LAW

This Agreement will be governed by and interpreted in accordance with English law and will be subject to the exclusive jurisdiction of the English Courts. In the event that the Company redomiciles to a different jurisdiction of incorporation, the Parties shall negotiate in good faith to seek to agree any amendments to this Agreement which are reasonably necessary or desirable in the context of the redomiciliation.

13. COUNTERPARTS

This Agreement may be executed in counterparts, each of which will constitute an original but which, taken together, will constitute one instrument.

IN WITNESS whereof the parties hereto have executed this Agreement as a deed and will deliver it on the date first above written.

EXECUTED AS A DEED by	)
for and on behalf of	)	Glyn Edwards
SUMMIT THERAPEUTICS PLC	)	/s/ Glyn Edwards
in the presence of:	)	Director

Witness Signature	/s/ Melissa Strange
Witness Name (PRINT)	Melissa Strange

Witness Address

EXECUTED AS A DEED by	)
for and on behalf of
MAKY ZANGANEH & ASSOCIATES, INC.	)	/s/ Mahkam Zanganeh
in the presence of:	)

Witness Signature	/s/ Catherine Zwan
Witness Name (PRINT)	Catherine Zwan

Witness Address:

EXHIBIT A

INVESTOR QUESTIONNAIRE